SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE
For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th  floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ri.unibanco.com.br

        THE BOARDS OF DIRECTORS OF UNIBANCO AND UNIBANCO HOLDINGS HAVE
      APPROVED THE PAYMENT OF INTEREST ON CAPITAL STOCK TO BE CONSIDERED
         AS PART OF THE MANDATORY DIVIDEND FOR THE FISCAL YEAR OF 2003

(São Paulo,  Brazil,  July 21st,  2003) - The Boards of  Directors of Unibanco -
União de Bancos  Brasileiros  S.A.  (“Unibanco”)  and of Unibanco  Holdings S.A.
(“Unibanco  Holdings”)  have  approved,  in meetings held today,  as proposed by their respective Board of Executive  Officers on July 11th, 2003, the payment of interest on capital stock, to be made from July 31, 2003 on, to be considered as part of the mandatory dividend corresponding to the fiscal year of 2003.

The Boards of  Directors of Unibanco and  Unibanco  Holdings  have  approved the payment of  interest  on  capital  stock in the gross  total  amount of R$ 195.7 million and R$ 107.1 million, respectively.

The table below  shows the gross and net values of interest on capital  stock to be paid for each lot of one thousand shares and UNITs*, except for GDSs**, which are shown per GDS. An income tax rate of fifteen  percent (15%) will be withheld from such gross amounts, resulting in the net values shown bellow:
In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PNA	HOL-PNB	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD5	UBHD6	UBBR11	NYSE-UBB
Gross Value	1.361100	1.497200	1.284000	1.412400	1.284000	2.781200	1.390600
Net Value	1.156935	1.272620	1.091400	1.200540	1.091400	2.364020	1.182010
* Each UNIT represents one preferred share issued by Unibanco and one class-B preferred share issued by Unibanco Holdings. ** Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.
Unibanco’s  and  Unibanco  Holdings’  shares  and  UNITs  will be  traded in the
Brazilian  market with the right to receive payment of interest on capital stock up to July 21st,  2003, and will be traded without this right  (“ex-interest  on capital stock”) in the Brazilian market on July 22nd , 2003.

In accordance with the applicable  Brazilian tax legislation,  a contribution on financial transactions (“CPMF”) will be levied at a rate of 0.38%, which will be withheld by Unibanco  from the dividends  paid by Unibanco  Holdings to non-bank account  holders in Brazil or to the  payment to GDSs  holders  made by means of currency exchange transactions.

Today,  July 21st,  2003, is the Record Date for the purpose of determining  the holders of Global  Depositary Shares (“GDS”) who will be entitled to receive the proposed payment.

                                       XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 22, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.